Shareholder Advocates for Value Enhancement
November 27, 2009
VIA EDGAR
Mellissa Duru, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	USA Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 19, 2009 by the Shareholder Advocates for Value Enhancement File No. 1-33365
Dear Ms. Duru:
Bradley M. Tirpak, Craig W. Thomas, Peter A. Michel and Alan J. Gotcher (collectively, the “Filing Persons”) hereby acknowledge in connection with its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated November 24, 2009 that:
•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
50 Orchard Street New York, NY 10002

November 27, 2009

Sincerely,

By:	/s/ Bradley M. Tiprak
Bradley M. Tiprak

By:	/s/ Craig W. Thomas
Craig W. Thomas

By:	/s/ Peter A. Michel
Peter A. Michel

By:	/s/ Alan J. Gotcher
Alan J. Gotcher